Exhibit 23.1

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-10315, 333-32951, 333-48451, 333-83715, 333-42202 and 333-81656) of CSG Systems International, Inc. of our report dated January 16, 2002 relating to statements of net assets to be sold of the Billing and Customer Care Group of Lucent Technologies Inc. as of September 30, 2001 and 2000, and the related statements of net revenue, cost of revenue and direct operating expenses for each of the three years in the period ended September 30, 2001, which appears in the Current Report on Form 8-K/A of CSG Systems International, Inc. expected to be filed on May 14, 2002.

/S/ PRICEWATERHOUSECOOPERS LLP

Boston, Massachusetts
May 13, 2002